UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
STRUT Learning, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 7, 2018

Physical address of issuer
1751D W. Howard Street, Unit 274, Chicago Illinois 60626

Website of issuer
https://www.learn2strut.com/

Name of intermediary through which the offering will be conducted
Miventure, Inc.

CIK number of intermediary
0001804083

SEC file number of intermediary
007-00227

CRD number, if applicable, of intermediary
308661

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The intermediary will be paid 7% based on the total dollar amount received by the company in this offering, and shall only be paid if the target offering amount has been reached. The intermediary does not receive compensation if the target offering amount is not reached.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary owns no interest in the issuer, directly or indirectly, and will not acquire an interest as part of the offering.

Name of qualified third party "Escrow Agent" which the offering will utilize
North Capital Private Securities Corporation

Type of security offered
Debt

Target number of securities to be offered
As many notes needed to match the final offering amount.

Price (or method for determining price)
The notes are being valued at face value. If you invest $100, you will receive a Term Note valued at $100. We do not anticipate ever putting a value on the notes in the future.

Target offering amount
$75,000

Oversubscriptions accepted
✓ Yes
☐ No

Allocation of oversubscriptions
✓ First-come, first-served basis
☐ Pro-rata basis
☐ Other

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount

April 29, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	2020 – Most Recent Fiscal Year	**2019 – Prior Fiscal Year**
Total Assets	$26,217.27	$29,659.60
Cash & Cash Equivalents	$26,217.24	$28,659.60
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenue/Sales	$0	$0
Cost of Goods Sold	$19,304.4	$17,465.11
Taxes Paid	$0	$0
Net Income	-$78,782.73	-$42,557.67

The jurisdictions in which the Issuer intends to offer the securities
Alabama, Alaska, American Samoa, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Northern Mariana Islands, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Strut Learning Inc.
_____
Issuer

Mitch Schneider
_____
Authorized Signer

CEO
_____
Title

Mitch Schneider (Jan 22, 2021 15:29 CST)
_____
Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Strut Learning Inc.
_____
Issuer

Mitch Schneider
_____
Authorized Signer

CEO
_____
Title

Mitch Schneider (Jan 22, 2021 15:29 CST)
_____
Signature

Strut Learning Inc.
_____
Issuer

Douglas Yau
_____
Authorized Signer

Board Chairman
_____
Title

Douglas Yau
_____
Douglas Yau (Jan 22, 2021 23:04 CST)
Signature

N/A
_____
Issuer

N/A
_____
Authorized Signer

N/A
_____
Title

N/A
_____
Signature

APPENDIX

APPENDIX A: Offering Memorandum

APPENDIX B: Investment Risks

APPENDIX C: Financial Statements

APPENDIX D: Investor Agreement

APPENDIX A



STRUT LEARNING, INC.
FORM C - OFFERING MEMORANDUM
January 22, 2021

facilitated by



OFFERING MEMORANDUM

As required under Regulation Crowdfunding, the purpose of this document is to provide potential investors sufficient information about the company's offering so investors can make an informed decision. This document provides all the offering information as required by the Securities and Exchange Commission ("SEC"), under 17 CFR §227.201.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) COMPANY INFORMATION

Company Name:	STRUT Learning Inc.
Entity Type:	Corporation
Formation Date:	09/07/2018
Jurisdiction of Formation:	Illinois
Physical Address:	1751D W. Howard Street, Unit 274 Chicago Illinois 60626
Website:	https://www.learn2STRUT.com

(B) DIRECTORS AND OFFICERS

Person #1	
Name:	Michael "Mitch" Schneider
Title with Company	Chief Executive Officer / Founder
Start Date:	07/01/2018
Other Experience (Last 3 years):	Change Management Consultant Infinium Consulting April 2004- Present Technology Lead / Teacher / Teaching Assistant FHC School / Chicago Public Schools Jan 2017- June 2018 Chief Executive Officer

	Kauzu Nov 2011 – Feb 2016

(C) PRINCIPAL OWNERS WITH 20% OR MORE OF VOTING POWER

Name:	*Ownership (%)*
Mitch Schneider	58%

(D) BUSINESS DESCRIPTION AND PLAN

Business Overview

STRUT Learning, Inc. (STRUT Learning) is an emotional intelligence technology company that builds adaptive and responsive emotional intelligence (EQ) tools that can be used by schools and parents nationwide. Examples of emotional intelligence are psychological characteristics such as grit and leadership. Research shows that even children with high IQs may not succeed in school or in life should they have low emotional intelligence. EQ training can help children of all ages understand the journey of trying to succeed, which in many cases includes how to process failure, rejection, and how to build discipline. EQ is proven to increase graduation by 54% and career readiness by 46%, while decreasing negative behaviors by 10%. And it can do so much more. In fact, 90% of principals are investing in EQ. STRUT Learning is here to help make students more successful by making the academic and emotional learning process easier. **EQ-based curriculum is now required in 29 states and growing nationally and internationally.**

Now more than ever with the pandemic, schools and parents do not have the knowledge, time, or resources to facilitate the educational needs of the average student, let alone meet state emotional intelligence requirements. As such, STRUT Learning overcomes these barriers by offering online and web solutions for schools and parents alike to offer their children and students EQ tools like our EQ360 assessments and, eMojo, a learning system that adapts to behavior, emotional intelligence, and learning preferences. At STRUT Learning, our goal is simple, we want to help as many children to succeed academically and in their personal lives by providing EQ tools that work.

Until now, we have been scaling and developing our products at pace without need of outside capital, however, with COVID teaching restrictions and remote learning on the rise, research has shown that students need our help now more than ever. By raising capital with Miventure, we can expand our products to more schools,

parents, and ultimately students nationwide to lead them to success both academically and in their personal life.

Business Model

STRUT Learning offers two (2) web-based EQ products:

(1) **SELDA** is a free online emotional intelligence 360 assessment that monitors progress over time and allows for targeted and individualized growth. It is one of the most comprehensive tools on the market. It provides anyone an understanding of their strengths and areas for social and academic development. SELDA uses the Collaborative Academic Social Emotional Learning's (CASEL) five competencies with the addition of Motivation due to its impact on learning, technology, and youth. SELDA further subdivides those six competencies into eighteen sub-competencies, leading to a more detailed and sensitive analysis. Overall, the goal is to assess an individual on their composite emotional intelligence (EQ) level, highlight their areas of strength, and identify potential areas for improvement.

Features:

- Allows for multiple users: district, principal, teacher, studnet, and parent users.
- It allows for 360 analysis with multiple people to provide assessment on a student (district, teacher, parent, student) or a child (parent, child). It allows use for adult and student classrooms
- Discover your current emotional and social state/health
- See if your loved one's are stressed, communicative, anxious, enthusiastic, etc.
- Learn how to achieve personal, academic, social, and professional success.

(2) **eMojo** is an EQ adaptive learning management system that integrates fully into a school's regular curriculum. It is the right-sized system that can function like a simple learning app, and can function as a sophisticated system with curricula while incorporating EQ adaptive management. **It makes learning easier, faster, and more healthy.** It is offered an annual subscription of $25 per student and can also be licensed to curricula providers.

Features:

- It has SEL (social and emotional learning) integration to offer full social studies lessons in accordance with state standards but can showcase lessons from math, financial literacy, to social studies.
- It offers an EQ diagnostic quiz that gauges a student's learning style and emotional intelligence.

- It captures and maps out a student's mood in real time throughout its use. Offers journaling to practice self-reflection and mindfulness. Status updates show student's progress.
- Parents have the ability to see their children's progress, lesson topics, and messages.
- Real time diagnostics which alert teachers on student progress, messages, and break requests.
- Relaxation alerts which notify students to take a break based on their learning profile.
- Students are able to hide distracting toolbars and features to focus on the lesson.

Student Benefits:

- Improved emotions and behaviors
- Increased short and long term engagement
- Increased choice and empowerment
- Increased SEL and ELA instruction time
- Increased Social Studies instruction time
- Improved grades and standardized tests
- Increased motivation and happiness
- Shorter learning times, longer retention and learning

Overall, STRUT Learning's competitive advantage is that it uses EQsmart Adaptive Tech, the first tool of its kind that utilizes technology that adapts in real time to the student's learning style, emotional intelligence, and current emotional state. Plus, STRUT Learning allows students to work through lessons at their own pace, own academic level, own style, and lets students choose when they're ready to proceed. Most importantly, STRUT replaces, integrates, or supplements directly with curricula and provides associated lesson plans for teachers.

Market

The current EQ/SEL market is $35 BILLION due primarily to state mandates requiring emotional/social-emotional learning. 90% of school principals invest in EQ/SEL, and 95% of current EQ solutions include traditional textbooks. Additionally, demand is increasing due to international (e.g. United Nations) and national initiatives (e.g. the Federal Every Student Succeeds Act), the inadequacies of remote learning, and the promotion by health professionals. EQ is certainly a hidden sector desperate for scalability.

At $25 annual student subscriptions, focusing on K-12 EdTech of core courses produces a market or TAM of $6.6 BILLION nationally. Initially, STRUT Learning will focus on EQ mandated states and target elementary students, then they will expand to additional grades and states.

Competitors

Our largest competitors are existing SEL programs that use traditional textbooks. However, there are other direct emotional and social learning tech platforms that compete with STRUT Learning like:

- Second Step (www.secondstep.org/): An SEL program for preK-12 plus adults. They offer additional programs for bullying and self-defense. The Second Step programs take a holistic approach to SEL by combining classroom SEL with new offerings for out-of-school time and SEL for adults. Their disadvantages include being a high cost alternative while not being able to integrate into core curriculum. Additionally, they do not use adaptive EQ learning technology.

- DESSA (www.apertureed.com): A standardized, strength-based SEL assessment that measures the social and emotional competence of youth in kindergarten through 8th grade. Their disadvantages include being a high cost alternative while not being able to integrate into core curriculum. Additionally, they do not use adaptive EQ learning technology.

- Ripple Effects (www.rippleeffects.com): SEL platform that focuses on special needs learners only and has no adaptive platform.

We are the only solution that provides an EQ assessment (the most comprehensive), EQ curricula within core courses to fit schools schedules, an e-learning platform for in-person classrooms and remote learners, EQ communication systems, and adapts to learners EQ and at lower costs. We are a simple A-Z solution.

Opportunity

Currently, 29 states require EQ/SEL as part of school curriculum and the number of states is going to grow. Plus, 90% of all school principals invest in EQ and there's an increased need for EQ due to the negative effects of technology, remote learning, and COVID, the need for EQ is higher than ever. The $35 BILLION SEL market has less than 1% scalable solutions and most current solutions are not able to meet school barriers (schedule, time and cost). Additionally, research shows that EQ is improving grades, behaviors, relationships, graduation rates, and career readiness.

Achievements

- STRUT Learning Inc. was incorporated in September 2018
- Published two (2) academic publications on Emotional Intelligence on November 2018
- Website launched in February 2019
- Raised a total of $100,000 from friends and family by August 2019
- Accepted into Startup Boost Pre-Accelerator with Techstars on May 2020
- Launched SELDA EQ Assessment on January 2020
- Accepted into Amazon EdStart Accelerator on September 2020
- Accepted into gBeta Social Impact - gener8tor Accelerator on October 2020
- Launched eMojo EQ on October 2020
- Published our third academic publication on November 2020
- Gained 600 Active users by November 2020
- 3 presale committed clients (LOIs) by November 2020
- 20 committed partners (LOIs) by November 2020
- Accepted into USC Rossier EdVentures Accelerator December 2020

Near Future Goals

- First 10 sales / subscriptions
- Launch a national virtual EQ Summit **-** April 2021
- Acquire 50 organizational partnership **-** April 2021
- Launch eMojo Beta **-** March 2021
- Development of eMojo for homeschool and summer school - May 2021

Financial Statements

Historical Financial Statements
Please see Appendix C for historical financial statements.

Pro Forma Financial Forecast (5-years)
Please see Appendix C for a detailed financial forecast.



	2021	2022	2023	2024	2025
No. of Enrolled Students	51,005	302,388	1,539,405	3,386,690	56,600,000
Market Penetration	15.29%	18.18%	9.58%	17.83%	3.20%
Subtotal of units sold/student license (annual)	7,800	54,982	147,439	603,919	1,811,758
Price per student (annual subscription)	$15	$25	$25	$26	$26
REVENUE	*$117,000*	*$1,374,539*	*$3,685,965*	*$15,701,905*	*$47,105,714*
EXPENSES	*$538,500.00*	*$1,296,450.00*	*$1,829,000.00*	*$2,352,900.00*	*$3,293,600.00*

Management Team

Michael "Mitch" Schneider, Founder, CEO, has developed multiple social ventures and has a history of success in strategy, fundraising, social ROI, program implementation, and leadership development (youth, nonprofit, executives). His lifelong pursuit to promote empowerment and reduce multi-generational poverty has led him to the education sector. Mitch has a master's degrees in international management, entrepreneurial management, and elementary education, and EDD ('21) in EQ technology.

Douglas Yau, CoFounder, Board Chairman, is a former MBA instructor of EQ and an Angel investment advisor. He also serves as the Chairman of the Board and a strong fundraising team member. Doug has several degrees: BS, PHD, and MBA from the University of Chicago, UIC, and Depaul University. Having seen the positive effects of increasing his own EQ, Doug has made it a life goal of enhancing the emotional intelligence of our kids, so that they may enjoy academic and career success and in turn enhance society as a whole.

Igor Polevoy, VP of Engineering, has been specializing in technology-based enterprise startups and the architecture of large systems for two decades. Before joining STRUT, he founded an enterprise email marketing platform ExpressPigeon. He was also the primary contributor to a popular OSS project JavaLite and another education platform. He has worked for household brands such as Groupon and Sears. In addition, Igor had a decade-long career teaching computer science at DePaul University. He holds two master's degrees, one in electrical engineering and one in computer science. He has known Mitch for nearly 9 years.

Equity Members/ Volunteers. Our passionate volunteer-led team is 40% female, 70% people of color, and most have multiple graduate degrees from tier-1 universities.

- Suyash Ahire, *Marketing Web Manager*
- Daniela Broderick, *Director of PR & Operations*
- Mikaila Conforti, *eMojo Manager*
- Katherine Lee, *Director of Fundraising & Leadership*
- Kelly Lin, *SELDA Manager*
- Sonny Giannini, *UX/UI Manager*
- Grace Chong, *EQ Manager*
- Kehsi Iman Wilson, *Director of Content Strategy*

Note From Owners

Meet Mitch Schneider, the founder of STRUT Learning

Why did you build STRUT Learning?
With pandemic restrictions and remote learning being the new norm, children today have the greatest need for developing their emotional intelligence (EQ) skills such as self awareness, empathy, leadership and teamwork, in order to be college-ready and to achieve life-long success. The problem is that many of these skills aren't directly taught in school, nevertheless at home. Historically, schools across the country have been unprepared to teach this invaluable skill set, due to

lack of training, schedule, time, cost, and digital access. As an academic and teacher myself, I knew we needed to build a solution to this problem. So we created STRUT Learning, a web-based EdTech solution that integrates into school mandated curriculums to teach EQ.

Why is emotional intelligence important to you?

When I was younger, I always knew I wanted to make a positive impact in this world. After gaining technical expertise in the corporate world, learning how to lead with passion in nonprofits, and being able to innovate through startups; I came to realize that to solve our greatest challenges we would need to leverage the power of capitalism and high-impact technology. The biggest challenge today being "poverty."

Unlike most poverty-reducing solutions that focus only on the symptoms, emotional intelligence (EQ) solves this problem proactively.

First, EQ is academically proven to positively impact academics, emotions, behaviors, relationships, career, and life. No other solution is so powerful or ubiquitous.

Second, EQ now has a scientific framework and curricula to both assess and develop individual/team competencies. It is no longer something one has to be "born with."

For decades, leaders have talked about having effective soft skills. Now, these factors have been broken down into teachable frameworks, so everyone can turn their potential into reality. While it cannot address hunger, homelessness, or health issues directly, EQ can help fight the source in the cycle of poverty by teaching people the values of grit, leadership, and discipline early on in life.

What moment(s) in your life gave you the confidence to be an entrepreneur?
My journey through life has been filled with various stepping-stones, leading me to where I am today. As with many college students – my friend, Coral, and I were looking for opportunities to occupy our summer. As such, we decided to pursue internships in Kenya. She decided to focus on photography for a business magazine while my focus was on international business. To my surprise, I was placed in an executive position with a secretary, within a 500-person corporate photocopy company whilst I had no prior experience. The company was run by bigoted South Asian foreigners who created a toxic company culture. My experienced African counterparts would regularly have their ideas immediately

rejected, while ideas that seemingly came from me would be praised. Coral had a pleasant working environment but little opportunity for photography. Here we were- in one of the most friendly and vivid cultures, yet not actually experiencing it. We knew that we needed to leave our positions.

One evening, I noticed a gentleman dining alone, and invited him to join us. Little did we know that he was the former Editor-In-Chief of the largest and most reputable East African newspaper. Our impromptu dinner eventually led to jobs. For Coral - it was one step closer to her dream working for National Geographic. For me, it was an opportunity to experience and document culture and people.

I learned nearly every aspect of the process (pre-production to post) and became the most printed photographer on staff within my first two weeks. I would often run several miles ahead to the scene with my equipment in a $50 suit. My first break captured the President's motorcade breaking down. I documented corruption, the release of political prisoners, horrific accidents, and live bank robberies. Friendships with other photographers led to freelance and feature assignments around the world with Reuters and artistic photography projects. The adventures were gritty, at times frightening, but always eye opening.

The lesson I learned is that the ripple effects of one decision can yield surprising outcomes. Taking calculated risks and the path less traveled, valuing experience over knowledge, and a focus on people are what continues to drive me to be a serial entrepreneur.

Why do you think STRUT Learning will succeed?

We believe that education is the best method to break the cycle of multi-generational poverty. Today, students are faced with an additional challenge of learning remotely without opportunities for social interaction and the long-term detrimental effects are yet to be seen. STRUT provides the building blocks for the development of EQ competencies in a right-sized digital platform that is easy-to-use and simple to implement in the classroom or remote learning. Our comprehensive platform combines assessments, customizable curricula, and EQ adaptive technology and provides an A-Z solution at a fraction of the cost. Our success means happiness and prosperity for millions of kids around the world.

(E) NUMBER OF EMPLOYEES

The company has 3 full-time employees as of the date of this document.

(F) RISK OF INVESTING

General Risks

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. BE AWARE THAT THE OFFERING MEMORANDUM MAY INCLUDE FORWARD LOOKING STATEMENTS WHEN MAKING AN INVESTMENT DECISION.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Industry-Specific Risks

Risk of Education Compliance. As an education technology and tool that is paired with state mandated curriculum, STRUT Learning must meet federal and state education technology privacy standards and must meet certain expectations from an SEL and EQ standard so schools find it a relevant product. It is possible that STRUT Learning can fail compliance.

Risk of B2B Markets. Business to business companies have inherent smaller markets as opposed to B2C businesses. The reason being that there are more individual consumers versus specialized businesses that may need a B2B product. In STRUT Learning's case, their consumers are schools and non-profits which have many limits, not just in numbers, but also from a compliance perspective.

Please refer to Appendix B to learn more about the risks to consider when investing in this offering.

(G) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

Target Offering Amount:	$75,000
Target Offering Deadline:	04/29/2021

(H) MAXIMUM OFFERING AMOUNT

WIll the company accept investments in excess of the Target Offering Amount?	Yes
Maximum Offering Amount:	$107,000
How will oversubscriptions be allocated?	First come-first served

(I) USE OF FUNDS

STRUT Learning will use the funds to further grow their business by investing in marketing for their new products and for more B2B sales resources with public schools and non-profit organizations. The funds will also go to further develop their flagship product, eMojo.

The funds will be used as follows:

	Target Offering Amount	*Maximum Offering Amount*
Marketing	$9,750	$19,510
Product Development	$40,000	$40,000
Hiring	$20,000	$40,000
Miventure Listing Fee (7%)	$5,250	$7,490
Total Proceeds	**$75,000**	**$107,000**

The amounts listed are estimates and may change due to strategic and/or economic factors.

(J) MAKING AN INVESTMENT; CANCELING

How to Invest
- Download the Miventure App on the App Store or Google Play;
- Provide your personal information, connect your bank account, and agree to disclosures;
- Open the Campaign on the Miventure App;
- Select the "Invest" button, enter an amount and select the Invest button ;
- Agree to the terms and conditions and select the "Confirm Investment" button;
- Miventure will notify investors when the target offering amount has been met.

Closing the Offering Early
If the business reaches the Target Offering Amount prior to the Target Offering Deadline, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

How to Cancel an Investment
- Investors may cancel an investment commitment by emailing info@miventure.com until 48 hours prior to the Target Offering Deadline
- If an investor does not cancel an investment commitment before the 48-hour. period prior to the Target Offering Deadline, the funds will be released to the business upon closing of the offering and the investor will receive securities in exchange for his or her investment.

(K) MATERIAL CHANGES

If a material change is made to the offering by the business and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed investment funds will be returned to the investor.

(L) VALUE OF THE SECURITIES

The business is offering debt securities in the form of Term Notes. Each Term Note is being offered at their face value. If you invest $100, you will receive a Term Note valued at $100. The business does not intend to change the value of the Term Notes in the future.

(M) SECURITIES OFFERED

Terms

The investor is purchasing a Term Note from the business which creates a lender relationship between the investor and the business. The investor is lending capital to the business in exchange for a return of principal plus interest.

Each Term Note is being offered at their face value. If you invest $100, you will receive a Term Note valued at $100. The business does not intend to change the value of the Term Notes in the future.

Investment Type:	Term Note
Maturity:	48 Months
Investor Return:	36% Total (9% yearly)
Securitization:	Unsecured
Seniority:	Subordinated
Payment Frequency:	Monthly
Payment Start Date:	No more than 60 days after the offering has ended.
Early Repayment:	The issuer has the option to repay the total unpaid principal plus the target return before the maturity date.

Voting Rights

As debt securities, Term Notes do not have voting rights. Term Note holders should be aware that they have no voting power in the business whether they are minority or majority Term-Note holders. The majority shareholders have the voting power to decide what is best for the company.

Modifications

The terms of the Term Note may not be amended or modified at any time unless it is agreed upon by the business and by investors who in aggregate hold 50% of the Term Notes or more, measured by the total amount outstanding under each Term Note.

Restrictions on Transfer

The Term Notes being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities where issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investors;
3. As part of an offering registered with the U.S. Securities and Exchange Commision; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Securities Issued
The common shares below have been issued prior to this offering. There are no other types of securities issued and outstanding as of the date of this Form C.

Name of Security	Common Shares
Par Value	$0.01
Outstanding Shares	25,000 / 25,000
Voting Rights	Yes
Anti-dilution Rights	No
Difference between Term Notes being offered	The Term Notes offered do not have voting rights or anti-dilution rights.

Principal Owners with 20% or More Voting Power

Name	Ownership (%)	Type of Securities
Mitch Schneider	58%	Common Shares

Effect of Other Securities Offered

The sale of additional debt or equity-based securities could have rights that are superior to those in this offering. For example, the business could issue other debt-securities in the future that are secured by business assets.

Sale of Business

If the business is sold there is a chance that the new business owners will assume the debt. However, if the business goes into default, the investor may lose all or some of their initial investment.

Early Repayment

The Borrower may repay the loan in full any time prior to the maturity date and has two (2) options when it comes to early repayment:

(1) If the business decides to prepay the loan in full prior to the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the half-life of the loan.

> *Example: If the loan is $100 and the terms is 4 years at a total target return of 40% and the business wants to repay the full loan after only 3 months into the life of the loan, then the business must pay off the principal of $100 and the unpaid accrued interest of $20 (2-years of accrued interest). The total loan due is updated from $140 to $120.*

(2) If the business decides to repay the loan in full after the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the month requesting early repayment.

> *Example: If the loan is $100 and the terms are 4 years at a total target return of 40% and the business wants to repay the full loan on the 30th month payment is due, then the business must pay off the principal of $100 and the unpaid accrued interest of 30 months ($25). The total loan due is updated from $140 to $125.*

(N) FUNDING PORTAL

The Funding Portal is licensed by the Securities and Exchange Commission and FINRA.

Funding Portal Name:	Miventure, Inc.

CIK:	0001804083
SEC File:	007-00227
CRD:	308661

(O) FUNDING PORTAL COMPENSATION

Miventure will be paid 7% of the total dollar amount received by the company in this offering, and shall only be paid if the target offering amount has been reached. The intermediary does not receive compensation if the target offering amount is not reached. Miventure will not receive any direct or indirect interest in the Company, and there is no arrangement for Miventure to acquire such interest in any other way.

(P) COMPANY DEBT

Below is the existing debt of the issuer at the time of this Form C.

Debtor Name	Debt Amount	Interest Rate (%)	Maturity Date	Other Material Terms
Chase	$1,985	18.00%	Not Applicable	Credit Card

(Q) OTHER EXEMPT OFFERINGS

The Company has not conducted any other offerings since the company's inception.

(R) TRANSACTIONS BETWEEN THE COMPANY AND OTHER PARTIES

The Company has not entered into any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding since the beginning of the issuer's last fiscal year.

(S) FINANCIAL CONDITION OF THE COMPANY

Sources of Capital

- STRUT Learning has a total debt of $1,985 since the date of this document. See section P (Company Debt) for more details.

- The founder has contributed a total of $25,000 of his personal funds.
- STRUT Learning has raised a total of $150,000 from friends and family in the form of simple equity agreements.
- There are no other outside investors.

Operating History

- STRUT Learning launched its first product, SELDA MVP, on January 2020.
- Launched eMojo on October 2020.
- Gained 600 Active users by November 2020
- 3 presale committed clients (LOIs) by November 2020
- 20 committed partners (LOIs) by November 2020
- Achieved revenue of $1,500 as of the date of this document.
- Accepted into Startup Boost Pre-Accelerator with Techstars on May 2020
- Launched SELDA EQ Assessment on January 2020
- Accepted into Amazon EdStart Accelerator on September 2020
- Accepted into gBeta - gener8tor Accelerator on October 2020

Forecasted Milestones

- Achieve $117,000 in revenue and $-421,500 net profit in 2021.
- Achieve $$1,374,539 in revenue and $78,089 net profit in 2022.
- Achieve $$3,685,965 in revenue and $1,856,965 net profit in 2023.
- Achieve $$15,701,905 in revenue and $13,349,005 net profit in 2024.
- Achieve $$47,105,714 in revenue and $43,812,115 net profit in 2025.
- Have over 1,811,758 users by 2025 worldwide.

(T) FINANCIAL STATEMENTS

Please see Appendix C for complete financial statements.

(U) CRIMES AND DISCIPLINARY ACTIONS

No key members of the company have committed any crimes or have received any disciplinary actions as described in 17 CFR 227.503(a).

(V) PROGRESS OF THE OFFERING

To see how much has been invested in this Offering, go to the Miventure app and open the campaign screen to see the progress.

(W) ANNUAL REPORTS

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Annual Reports may not be available in the future due to regulatory changes. Should anything change, we will let you know.

(X) REPORTING OBLIGATIONS

The Company has never failed to comply with ongoing reporting requirements under Regulation Crowdfunding.

(Y) OTHER IMPORTANT INFORMATION

The Company has no other important information to report.

(Z) CERTIFICATION

I certify that the business information in this Offering Memorandum was provided by STRUT Learning, Inc. and is both accurate and true at the time of this document being signed. Feel free to ask me any questions via the Miventure app.

Mitch Schneider (Jan 22, 2021 15:29 CST)

Mitch Schneider, CSO, Founder
STRUTLearning, Inc.

<center>**APPENDIX B**</center>

<center>**INVESTMENT RISKS**</center>

The investment risks below are associated with investing in STRUT Learning, Inc. on the Miventure App. Please refer to the Offering Memorandum in Appendix A to view more information regarding the risks to this offering.

RISK OF LOSING YOUR MONEY. If the company goes out of business or defaults on the loan (term notes), you could lose some or all of your money.

RISK WITH FINANCIAL FORECASTS. The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

RISK OF CHANGES IN ECONOMIC CONDITIONS. Factors not controlled by the business like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability grow and operate.

RISK OF UNSECURE INVESTMENTS. The term notes being offered are not secured by any of the business's assets. The term note is not collateralized, it does not have a personal guarantee,and it is not insured by the FDIC or any other entity.

RISK OF A SUBORDINATED LOAN. The term note may be subordinated or is of lower priority to be repaid compared to all other debts of the company that come from banks, commercial lenders, equipment financing institutions, and/or other business lenders.

RISK OF TAX CONSEQUENCES. Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

RISK OF FUTURE FUNDING. The company may require additional funds in the future to expand or continue operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

RISK OF LIABILITY OR LEGAL RECOURSE. The business may act negligently in their day to day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause

the company to cease operations or file for bankruptcy.

RISK OF OFFERING LIMITED SERVICES. The company offers limited services that attract a particular type of consumer which makes the business vulnerable to consumer preference or trends.

RISK OF LACK OF ACCOUNTING CONTROLS. Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose a small business to liability and miscalculation of financial growth.

RISK OF COMPETITION. The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

RISK OF MANAGEMENT RELIANCE. As a term note holder without voting power, you will not be able to participate in the company's decisions that will determine the future of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

RISK OF NOT SELLING YOUR INVESTMENT. You cannot sell your term notes for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

RISK OF NO REGISTRATION UNDER SECURITIES LAWS. The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

RISK OF INCOMPLETE OFFERING INFORMATION. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

RISK OF LACK OF ONGOING INFORMATION. The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a

publicly-reporting company; and the company is permitted to stop providing information in certain circumstances.

RISK OF UNINSURED LOSSES. The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

RISK OF CHANGES TO LAWS. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS. If the company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might be investors to collateralized debt giving them the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

RISK OF HAVING A LIMITED UPSIDE. Debt securities include a maximum amount you can receive. You cannot receive more than that even if the company is significantly more successful than your initial expectations.

RISK OF LIMITED DEFAULT RIGHTS. In the event of a default, you will not be able to enforce your rights individually. Instead, a representative will be appointed according to the procedures set forth in the Investor Agreement. It's possible that you may not agree with the representative chosen or their methods.

RISK OF COVID-19 IMPACT. The ongoing COVID-19 pandemic may impact the company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the company can not guarantee that it will resume operations in the future.

RISK OF REAL ESTATE. Company is still in the process of securing or extending a lease, which will be necessary to conduct operations. To the extent they are unable to find and secure a location that is adequate, investors may lose some or all of their investment. This risk especially applies to brick and mortar businesses.

RISK OF HAVING A LIMITED OPERATING HISTORY. The company is relatively young and has limited operating history as opposed to an established entity. Having a limited operating history may make it difficult to predict the accuracy of the financial forecast given.

RISK OF NOT BEING EQUITY. The business is offering debt securities (term notes), not

equity. Your investment return is capped at the interest rate or target return you agree to in the offering as opposed to investing in equity securities where your investment return would continue to grow based on the overall valuation growth of the company.

RISK OF EDUCATION COMPANY. As an education technology and tool that is paired with state mandated curriculum, STRUT Learning must meet federal and state education technology privacy standards and must meet certain expectations from an SEL and EQ standard so schools find it a relevant product. It is possible that STRUT Learning can fail compliance.

RISK OF B2B MARKETS. Business to business companies have inherent smaller markets as opposed to B2C businesses. The reason being that their are more individual consumers versus specialized businesses that may need a B2B product. In STRUT Learning's case, their consumers are schools and non-profits which have many limits, not just in numbers, but also from a compliance perspective.

APPENDIX C:

FINANCIAL STATEMENTS

Learn2Strut
Balance Sheet
2019 - 2020

	December 31, 2019		December 31, 2020	
ASSETS				
Current Assets				
Bank Accounts		26,217.27		28,659.60
Total Bank Accounts	$	**26,217.27**	$	**28,659.60**
Other Current Assets				
Total Other Current Assets				
Total Current Assets	$	**26,217.27**	$	**28,659.60**
Fixed Assets				
Total Fixed Assets				
TOTAL ASSETS	$	**26,217.27**	$	**28,659.60**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
Total Credit Cards				
Other Current Liabilities				
Total Other Current Liabilities				
Total Current Liabilities	$	**0.00**	$	**0.00**
Total Liabilities	$	**0.00**	$	**0.00**
Equity				
Opening Balance Equity		0.00		0.00
Owner's Investment				
Capital Source: Equity Investors		105,000.00		150,000.00
Total 3-001 Owner's Investment	$	**105,000.00**	$	**150,000.00**
Retained Earnings				-78,782.73
Net Income		-78,782.73		-42,557.67
Total Equity	$	**26,217.27**	$	**28,659.60**
TOTAL LIABILITIES AND EQUITY	$	**26,217.27**	$	**28,659.60**

Mitch Schneider (Jan 22, 2021 15:29 CST)

Mitch Strut
CEO

Learn2Strut
Profit and Loss
2019 - 2020

	2019	2020
Income		
Revenues	0.00	0.00
Total Income	$ 0.00	$ 0.00
Expenses		
Total Sales Staff Costs (Contractors)	64,348.23	58,217.02
Marketing (Sales/ Marketing)	2,206.33	95.86
Conferences	2,740.75	0.00
Travel	0.00	197.18
Training	1,838.05	750.32
Supplies (Office, Meetings)	963.67	2,881.60
Legal	382.36	414.79
Technology Services	0.00	1,122.76
Rent	3,208.34	850.00
Stipend	5,595.00	6,528.14
Other	0.00	0.00
Total Expenses	$ 81,282.73	$ 71,057.67
Other Income		
Capital Source: Grants	2,500.00	28,500.00
Total Other Income	$ 2,500.00	$ 28,500.00
Net Income	$ (78,782.73)	$ (42,557.67)

Mitch Schneider (Jan 22, 2021 15:29 CST)

Mitch Strut
CEO

Learn2Strut
Statement of Cash Flows
2019 - 2020

		2019		2020
OPERATING ACTIVITIES				
Net Income		-78,782.73		-42,557.67
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Credit Card				
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	0.00	$	0.00
Net cash provided by operating activities	-$	78,782.73	-$	42,557.67
INVESTING ACTIVITIES				
Net cash provided by investing activities	$	0.00	$	0.00
FINANCING ACTIVITIES				
Owner's Investment		105,000.00		45,000.00
Net cash provided by financing activities	$	105,000.00	$	45,000.00
Net cash increase for period	$	26,217.27	$	2,442.33
Cash at end of period	$	26,217.27	$	28,659.60

Mitch Schneider (Jan 22, 2021 15:29 CST)

Mitch Strut
CEO

	Year	2019	2020	2021	2022	2023	2024	2025
	Phase	R & D	R & D	Market Entry	Operations	Stabilize	Growth	Expand
Market Valuation								
Valuation based on Equity or Milestones		$1,500,000	$2,500,000	$5,000,000	$6,250,000	$30,000	$50,000	$500,000
Valuation based on Revenue (10x)		$0	$0	$1,170,000	$13,745,395	$36,859,647	$157,019,047	$471,057,142
Market Valuation Total		$1,500,000	$2,500,000	$6,170,000	$19,995,395	$36,889,647	$157,069,047	$471,557,142
Exit Multiple								
Friends & Family								189
Seed (Series A)								75
CASH BALANCE								
Capital Source: Grants		$2,500	$28,500	$25,000	$25,000	$30,000	$50,000	$500,000
Capital Source: Equity Investors		105,000	45,000	650,000	2,500,000	0	0	0
Cash Flow (NI if no DA)		-81,283	-71,058	-421,500	78,089	1,856,965	13,349,005	43,812,115
Cash Balance - End of Period		**$26,217**	**$2,442**	**$253,500**	**$2,856,589**	**$4,743,554**	**$18,142,559**	**$62,454,674**
MARKET PENETRATION and REVENUES								
Total Potential Market - Number of Students				51,005	302,388	1,539,405	3,386,690	56,600,000
Units/ Student Enrollment by Target								
Revenue 1: School Classrooms: UNITS: Product				5,000				
Revenue 2: After School Programs				300				
Revenue 3: Nonprofit SEL providers				2,000				
Revenue 4: Curricula Providers				500				
Revenue 1: School Classrooms: Product Version					40,557			
Revenue 2: After School Programs					1,012			
Revenue 3: Nonprofit SEL providers					759			
Revenue 4: Curricula Providers					12,654			
Revenue 1: School Classrooms: Product Version						111,279		
Revenue 2: After School Programs						2,586		
Revenue 3: Nonprofit SEL providers						1,980		

Year	2019	2020	2021	2022	2023	2024	2025
Phase	R & D	R & D	Market Entry	Operations	Stabilize	Growth	Expand
Revenue 4: Curricula Providers					31,594		
Revenue 1: School Classrooms: Product Version						556,395	1,669,184
Revenue 2: After School Programs						3,879	11,636
Revenue 3: Nonprofit SEL providers						2,574	7,723
Revenue 4: Curricula Providers						41,072	123,215
Revenue 1: School Classrooms: UNITS: North							
Revenue 2: After School Programs							
Revenue 3: Nonprofit SEL providers							
Revenue 4: Curricula Providers							
Revenue 5: edTech Modules (TBD)							
Subtotal of units sold/student license (annual)			7,800	54,982	147,439	603,919	1,811,758
Total Potential Market - Number of Students			51,005	302,388	1,539,405	3,386,690	56,600,000
Market Penetration			15.29%	18.18%	9.58%	17.83%	3.20%
Subtotal of units sold/student license (annual)			7,800	54,982	147,439	603,919	1,811,758
Price per student (annual subscription)			$15	$25.0	$25.0	$26	$26
TOTAL REVENUES			$117,000	$1,374,539	$3,685,965	$15,701,905	$47,105,714
EBT (earnings before taxes)	-$81,283	-$71,058	-$421,500	$78,089	$1,856,965	$13,349,005	$43,812,115
Taxes	0	0	0	0	0	0	0
NI (net income. Note: NI = CF if no DA)	-$81,283	-$71,058	-$421,500	$78,089	$1,856,965	$13,349,005	$43,812,115
Summary							
Total Units Sold (Units)			7,800	54,982	147,439	603,919	1,811,758
Total Revenues ($)			117,000	1,374,539	3,685,965	15,701,905	47,105,714

Year	2019	2020	2021	2022	2023	2024	2025
Phase	R & D	R & D	Market Entry	Operations	Stabilize	Growth	Expand
Total Expenses ($)	81,283	71,058	538,500	1,296,450	1,829,000	2,352,900	3,293,600
Ratios							
Cost Per Unit (Total Direct Tech Only Cost)				$6.1	$3.7	$1.5	$0.8
Cost Per Unit (Over all total expenses)				$24	$12	$4	$2
Cost Per User Acquisition				$0.11	$0.06	$0.02	$0.01
Revenue Per Unit				$25	$25	$26	$26
Gross Margin (%)				75.6%	85.0%	94.4%	96.8%

	Year	2026
	Phase	Exit

Market Valuation

Valuation based on Equity or Milestones	$1,000,000
Valuation based on Revenue (10x)	$938,458,868
Market Valuation Total	$939,458,868

Exit Multiple

Friends & Family	376
Seed (Series A)	150

CASH BALANCE

Capital Source: Grants	$1,000,000
Capital Source: Equity Investors	0
Cash Flow (NI if no DA)	88,654,137
Cash Balance - End of Period	**$152,108,811**

MARKET PENETRATION and REVENUES

Total Potential Market - Number of Students	85,600,000

Units/ Student Enrollment by Target

Revenue 1: School Classrooms: UNITS: Product	
Revenue 2: After School Programs	
Revenue 3: Nonprofit SEL providers	
Revenue 4: Curricula Providers	

Revenue 1: School Classrooms: Product Version	
Revenue 2: After School Programs	
Revenue 3: Nonprofit SEL providers	
Revenue 4: Curricula Providers	

Revenue 1: School Classrooms: Product Version	
Revenue 2: After School Programs	
Revenue 3: Nonprofit SEL providers	

	Year	2026
	Phase	Exit

Revenue 4: Curricula Providers

Revenue 1: School Classrooms: Product Version
Revenue 2: After School Programs
Revenue 3: Nonprofit SEL providers
Revenue 4: Curricula Providers

Revenue 1: School Classrooms: UNITS: North	3,338,368
Revenue 2: After School Programs	13,963
Revenue 3: Nonprofit SEL providers	9,268
Revenue 4: Curricula Providers	147,858
Revenue 5:edTech Modules (TBD)	100,000

Subtotal of units sold/student license (annual)	3,609,457

Total Potential Market - Number of Students	85,600,000
Market Penetration	4.22%
Subtotal of units sold/student license (annual)	3,609,457
Price per student (annual subscription)	$26
TOTAL REVENUES	**$93,845,887**
EBT (earnings before taxes)	**$88,654,137**
Taxes	0
NI (net income. Note: NI = CF if no DA)	**$88,654,137**

Summary	
Total Units Sold (Units)	3,609,457
Total Revenues ($)	93,845,887

Year	2026
Phase	Exit

Total Expenses ($)   5,191,750

Ratios

Cost Per Unit (Total Direct Tech Only Cost) $0.7
Cost Per Unit (Over all total expenses) $1
Cost Per User Acquisition $0.00
Revenue Per Unit $26
Gross Margin (%)   97.5%

STATEMENT OF FINANCIAL INFORMATION

I confirm that the financial information provided within is accurate and reliable.

Mitch Schneider (Jan 22, 2021 15:29 CST)

Mitch Schneider
STRUT Learning, Inc.
Founder & CEO

[END OF DOCUMENT]

APPENDIX D

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT

This Investment Agreement (the "*Agreement*"), by and between STRUT Learning, Inc., a Delaware Corporation (the "*Company*"), and the purchaser identified on the Investor Information Sheet (the "*Purchaser*").

WHEREAS, the Company is offering up to an aggregate of $107,000.00 of term notes of the Company in the form attached to this Agreement as Exhibit A (the "*Note*," the "*Term Note*" or sometimes referred to as the "*Securities*") in an offering (the "*Offering*") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and SEC Regulation Crowdfunding ("*Regulation CF*"); and

WHEREAS, the Purchaser understands that the Offering of the Notes is made pursuant to the Form C, shared on the Miventure App as the same may be amended or supplemented (the "*Form C*");

WHEREAS, the Purchaser wishes to subscribe for and purchase the Note.

1. S<small>UBSCRIPTION</small>. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Note set forth on <u>Exhibit A</u> hereto for the aggregate purchase price set forth therein and on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Note will be subject to restrictions on transfer as set forth in this Investment Agreement.

2. A<small>CCEPTANCE OF</small> S<small>UBSCRIPTION AND</small> I<small>SSUANCE OF</small> S<small>ECURITIES</small>. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Notes may be allocated among Purchasers.

3. T<small>HE</small> C<small>LOSING</small>. Provided that the subscriptions are received in an amount equal to or greater than $5,000.00 (the "*Target Offering Amount*"), the closing of the purchase and sale of the Securities (the "*Closing*") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "*Closing Date*").

4. P<small>AYMENT FOR</small> S<small>ECURITIES</small>. Payment for the Note shall be received by Texas Capital Bank (the "*Escrow Agent*") from the Purchaser by wire transfer of immediately available funds or other means approved by the Company within 48 hours prior to the Closing Date, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Purchaser shall receive notice and evidence of the aggregate dollar amount of the Note owned by Purchaser reflected on the books and records of the Company, which shall bear a notation that the Notes were sold in reliance upon an exemption from registration under the Securities Act.

5. R<small>EPRESENTATIONS AND</small> W<small>ARRANTIES OF THE</small> C<small>OMPANY</small>. The Company represents and warrants that as of the Closing Date:

   a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b) The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the SEC rules promulgated under Title III of the JOBS Act of 2012 .

c) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Investment Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

d) The execution and delivery by the Company of this Investment Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Note) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Investment Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

e) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Investment Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f) Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of March 31, 2020 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "***Financial Statements***") have been made available to the Purchaser and appear in the Form C and on the platform of Miventure, Inc. (the "***Intermediary***"). The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements and Forecasts were prepared by the CEO of the
Company. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

h) There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASER**. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Note, enter into this Investment Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Note as a nominee or agent or otherwise for any other person.

iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells the Note and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

> (aa) Either of Purchaser's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Investment Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

> (bb) Both of Purchaser's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Investment Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

b) <u>Information Concerning the Company</u>.

i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Note.

ii. The Purchaser understands and accepts that the purchase of the Note involves various risks, including the risks outlined in the Form C and in this Investment Agreement. The Purchaser represents that it is able to bear any, and all loss associated with an investment in the Note.

iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Note. It is understood that information and explanations related to the terms and conditions of the Note provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Note, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Note. The Purchaser acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization

of the Note for purposes of determining the Purchaser's authority or suitability to invest in the Note.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Note as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Note.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before a Closing Date, each of the Purchaser's representations and warranties contained in this Investment Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Investment Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Note or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty**.

The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Note or (B) made any representation to the Purchaser regarding the legality of an investment in the Note under applicable legal investment or similar laws or regulations. In deciding to purchase the Note, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Note is suitable and appropriate for the Purchaser.

d) **Status of Purchaser**.

i. The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Note. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Note and the consequences of this Investment Agreement. The Purchaser has considered the suitability of the Note as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Note and its authority to invest in the Note.

ii. If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Note or any use of this Investment Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax

consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note. Purchaser's subscription and payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

    i.   The Purchaser is acquiring the Note solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Note. The Purchaser understands that the Note has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Investment Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Investment Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The Purchaser understands that the Note is restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "***Commission***") provide in substance that the Purchaser may dispose of the Note only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register the Note, or to take action so as to permit sales pursuant to the Securities Act. Even when the Note becomes freely transferable, a secondary market in the Note may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Note for an indefinite period of time.

    iii.   The Purchaser agrees: that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Note or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE PURCHASER AND THE COMPANY**. The obligations of the Purchaser to purchase and pay for the Note specified on the signature page hereto and of the Company to sell the Note are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Note in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Notes having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Purchaser shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Investment Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Investment Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Investment Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE Purchaser IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS Investment Agreement.

13. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Note by the Purchaser ("***Proceedings***"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in Orlando, Florida which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. **GOVERNING LAW**. This Investment Agreement shall be governed by and construed in accordance with the laws of Florida, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Investment Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Investment Agreement.

16. **COUNTERPARTS**. This Investment Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **CONSENT TO ELECTRONIC DELIVERY.** The Purchaser hereby agrees that the Company may deliver all notices, tax reports and other documents and information to the Purchaser by email or another electronic delivery method. The Purchaser agrees to tell the Company right away if they change their email address or home mailing address so information may be sent to the new address.

18. **NOTICES**. All notices between the Purchaser and the Company will be electronic. The Purchaser will contact the Company by email at the address indicated on the Company Signature Page below. The Company will contact the Purchaser by email at the email address below. Either party may change their email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. The Purchaser should designate the company's email address as a "safe sender" so the company's emails do not get trapped in the spam filter.

19. **BINDING EFFECT**. The provisions of this Investment Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Investment Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

21. **NOTIFICATION OF CHANGES**. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Note pursuant to this Investment Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Investment Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Investment Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Investment Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

23. **ELECTRONIC SIGNATURE**. The Purchaser will sign this Investment Agreement electronically, rather than physically.

[SIGNATURE PAGE FOLLOWS]

Intending to be bound by this Investment Agreement and the Term Note attached hereto, the Company has executed this document:

STRUT Learning, Inc..	
Signature:	Mitch Schneider (Jan 22, 2021 15:29 CST)
Name:	Mitch Schneider
Title:	CEO
Date:	Jan 22, 2021
Email Address:	Mitch@learn2strut.com
Physical Address:	1751D.W Howard Street 274 Chicago, Illinois 60626

Purchaser:
Signature: _____   Name: _____   Date: _____   Email Address: _____   Physical Address: _____   _____

Investment Amount (Principal)
$_____

[THE INVESTOR SIGNATURE PAGE IS SIGNED AFTER THE MIVENTURE CAMPAIGN ENDS.]

EXHIBIT A

TERM NOTE

THIS NOTE REPRESENTS THE OBLIGATION OF THE ISSUER AND WAS ISSUED PURSUANT TO (i) AN OFFERING MEMORANDUM FILED WITH THE SEC IN CONJUNCTION WITH THE COMPANY'S FORM C, AND (ii) THE INVESTMENT AGREEMENT.

Borrower:	STRUT Learning, Inc.
Borrower Address:	1751D W. Howard Street, Unit 274 Chicago Illinois 60626
Borrower Email:	info@learn2strut.com
Lifetime of Loan:	48 months / 4 years
Interest Rate	9% yearly
Target Return:	36% total
Payment Frequency:	Monthly
First Payment Date:	No more than sixty (60) days after the offering has ended.
Maturity Date:	Forty-seven (47) months after the first payment date.
Seniority:	Subordinated
Securitization:	Unsecured

FOR VALUE RECEIVED, STRUT Learning, Inc., a Delaware Corporation (the "***Borrower***"), does hereby promise to pay the purchaser identified on the Investor Signature Page within the Investment Agreement (the "***Noteholder,***" and together with the Borrower, the "***Parties***"), the principal sum of his/her/its subscription (the "***Loan***"), together with all accrued interest thereon, as provided in this Term Note (the "***Note,***" as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms).

1.   Definitions. Capitalized terms that are not otherwise defined in this Term Note have the meanings given to them in the Company's Investment Agreement or in the Form C and its attachments.

2.   Payment Date; Optional Prepayments.

        2.1   Payment Dates. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note shall be due and payable on the Maturity Date, unless otherwise provided in Section 6.

        2.2   Early Repayment. No prepaid amount may be reborrowed. The Borrower may repay the loan in full any time prior to the maturity date and has two (2) options when it comes to early repayment:

                (1)   If the business decides to prepay the loan in full prior to the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the half-life of the loan.

                Example: If the loan is $100 and the terms is 4 years at a total target return of 40% and the business wants to repay the full loan after only 3 months into the life of the loan, then the business must pay off the principal of $100 and the unpaid accrued interest of $20 (2-years of accrued interest). The total loan due is updated from $140 to $120.

                (2)   If the business decides to repay the loan in full after the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the month requesting early repayment.

                Example: If the loan is $100 and the terms are 4 years at a total target return of 40% and the business wants to repay the full loan on the 30th month payment is due, then the business must pay off the principal of $100 and the unpaid accrued interest of 30 months ($25). The total loan due is updated from $140 to $125.

3.   Interest.

        3.1   Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Loan made hereunder shall bear interest at the Interest Rate agreed upon in the Term Note starting 30 days before the First Payment Date, until the Loan is paid in full, whether at maturity, upon acceleration, by early repayment, or otherwise.

        3.2   Interest Payment Dates. Interest shall be payable monthly in arrears to the Noteholder on each Interest Payment Date.

        3.3   Computation of Interest. All computations of interest shall be made on the basis of 365 or 366 days, as the case may be and the actual number of days elapsed. Interest shall accrue on the Loan on the day on which such Loan is made and shall not accrue on the Loan for the day on which it is paid.

        3.4   Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Loan shall exceed the maximum rate of interest permitted to be charged by the Noteholder to the Borrower under applicable Law, such interest rate shall be reduced automatically to the maximum rate of interest permitted to be charged under applicable Law.

4. <u>Payment Mechanics</u>.

      4.1   <u>Manner of Payments</u>. All payments of interest and principal shall be made in lawful money of the United States of America no later than 12:00 PM on the date on which such payment is due (with a grace period of 24 to 48 hours) by ACH/wire transfer of immediately available funds to the Noteholder's bank account specified in the Miventure App.

      4.2   <u>Application of Payments</u>. All payments made hereunder shall be applied first to the payment of any fees or charges outstanding hereunder, second to accrued interest, and third to the payment of the principal amount outstanding under the Note.

      4.3   <u>Business Day Convention</u>. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day (ie. weekends, holidays, national holidays), such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

      4.4   <u>Rescission of Payments</u>. If at any time any payment made by the Borrower under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of the Borrower or otherwise, the Borrower's obligation to make such payment shall be reinstated as though such payment had not been made.

5.   <u>Event of Default</u>. The occurrence and continuance of any of the following shall constitute an Event of Default hereunder.

      5.1   <u>Failure to Pay</u>. The Borrower fails to pay (a) any principal amount of the Loan when due or (b) interest or any other amount when due and such failure continues for 30 calendar days after written notice to the Borrower.

      5.2   <u>Cross-Defaults</u>. The Borrower fails to pay when due any of its Debt (other than Debt arising under this Note), or any interest or premium thereon, when due (whether by scheduled maturity, acceleration, demand, or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt.

      5.3   <u>Bankruptcy</u>.

      (a) the Borrower commences any case, proceeding, or other action (i) under any existing or future law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts or (ii) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or the Borrower makes a general assignment for the benefit of its creditors;

      (b) there is commenced against the Borrower any case, proceeding, or other action of a nature referred to in Section 5.3(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged, or unbonded for a period of 30 days;

(c) there is commenced against the Borrower any case, proceeding, or other action seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof;

(d) the Borrower takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 5.3(a), Section 5.3(b), or Section 5.3(c); or

(e) the Borrower is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due.

6.   <u>Remedies</u>. Upon the occurrence of any Event of Default and at any time thereafter during the continuance of such Event of Default, the Noteholder or Miventure Solutions LLC as proxy to this agreement, at its option, by written notice to the Borrower declare the entire principal amount of this Note, together with all accrued interest thereon and all other amounts payable hereunder, immediately due and payable.

7.   <u>Miscellaneous</u>.

7.1   <u>No Guarantees of Payment</u>. Nothing contained in this Note or any other agreement or instrument shall be deemed or construed to constitute a guaranty or undertaking by any shareholder, officer or director of the Borrower or any third person of any of the obligations of the Borrower under this Note.

7.2   <u>Choice of Law; Venue and Jurisdiction</u>. This Note shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects, including, but not limited to, the legality of the interest charged hereunder, by the statues, laws and decisions of the Florida. The exclusive venue and/or jurisdiction for any proceeding that may be brought in connection with this Note shall be any federal and state court located in Orange County, Florida and each of the Parties hereto irrevocably consents to such venue and/or jurisdiction.

7.3   <u>Amendments and Waivers</u>. No term of this Note may be waived, modified, or amended except by an instrument in writing signed by both of the Parties hereto. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

7.4   <u>Electronic Execution</u>. The words "execution," "signed," "signature," and words of similar import in the Note shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity, and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 U.S.C. §§ 7001-7006), the Electronic Signatures and Records Act of 1999 (N.Y. State Tech. §§ 301-309), or any other similar state laws based on the Uniform Electronic Transactions Act.

7.5   <u>Severability</u>. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto

shall negotiate in good faith to modify this Note so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

       7.6   <u>Headings</u>. Headings at the beginning of each numbered Section of this Note are intended solely for convenience of reference and are not to be deemed or construed to be a part of this Note.

Form C Learn2StrutSign

Final Audit Report   2021-01-23

Created:	2021-01-22
By:	Jason Crystal (jason@miventure.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA5dcwXfbpOfY0MIIBnSIGHI4fDvRgfUDU

"Form C Learn2StrutSign" History

Document created by Jason Crystal (jason@miventure.com)
2021-01-22 - 8:09:54 PM GMT- IP address: 34.75.170.37

Document emailed to Mitch Schneider (mitch@learn2strut.com) for signature
2021-01-22 - 8:12:11 PM GMT

Email viewed by Mitch Schneider (mitch@learn2strut.com)
2021-01-22 - 8:38:52 PM GMT- IP address: 207.237.223.145

Document e-signed by Mitch Schneider (mitch@learn2strut.com)
Signature Date: 2021-01-22 - 9:29:20 PM GMT - Time Source: server- IP address: 172.58.142.186

Document emailed to Douglas Yau (doug@learn2strut.com) for signature
2021-01-22 - 9:29:23 PM GMT

Email viewed by Douglas Yau (doug@learn2strut.com)
2021-01-23 - 5:00:01 AM GMT- IP address: 98.212.178.236

Document e-signed by Douglas Yau (doug@learn2strut.com)
Signature Date: 2021-01-23 - 5:04:00 AM GMT - Time Source: server- IP address: 98.212.178.236

Agreement completed.
2021-01-23 - 5:04:00 AM GMT

Adobe Sign